March 22, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Guigliano, Rufus Decker,

Pam Howell, and Brigitte Lippmann

Re: Quick Start Holdings, Inc.

Form 10-12G/A

Filed February 19, 2019

File No. 000-5601

Ladies and Gentlemen:

Quick Start Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 1, 2019 (the “Comment Letter”) with respect to the Company’s filing of Amendment No. 1 to its Registration Statement on Form 10-12G, filed with the Commission on February 19, 2019.

This letter, filed simultaneously with the Company’s Amendment No. 2 to its Registration Statement on Form 10-12G (“Amendment 2”), sets forth the comments of the Staff in the Comment Letter, and the Company’s responses on a comment-by-comment basis. In addition to those revisions to address the Staff’s comments, Amendment 2 also reflects other non-substantive changes to clarify and simplify our disclosures, and also reflects some substantive changes as a result of the change-of-control transaction that closed on February 20, 2019 and the current intentions of our officers and directors. Given that many of these disclosures will be included in our first quarterly report on Form 10-Q that will be filed with the Commission, and possibly future filings, we believe it is appropriate to incorporate these revisions in Amendment 2.

SEC Comment(s) /Analysis

Amendment No. 1 to Form 10

General

1.	Please revise your Form 10 to include the change of control disclosure in your Form 8-K filed on February 25, 2019. In your amended filing, please also include all required Form 10 disclosure related to your change of control transaction.

COMPANY RESPONSE:

We have revised the disclosure throughout Amendment 2 to update our disclosures in light of the consummation of the transactions contemplated by that certain Share Exchange Agreement, dated February 6, 2019, by and among, GMRZ Holdings, LLC (“GMRZ”), Kaival Brands Innovations Group, LLC (“KBIG”), and us, pursuant to which GMRZ sold 504,000,000 shares of our common stock to KBIG, and as previously disclosed in our Current Report on Form 8-K filed with the Commission on February 25, 2019.

Directors and Executive Officers Prior and Current Blank Check Company Experience, page 10

2.	We note your response to prior comment 1. Please explain in greater detail why you believe that NL One Corporation was not a shell company during the during the time in which Jeffrey DeNunzio and Paul Moody were affiliated with it or include NL One in this section of the filing. In NL One’s Form S-1 (333-198528) last amended on April 29, 2015, NL One disclosed that its only directors and executive officers were Jeffrey DeNunzio (President, CEO and sole director) and Paul Moody (Secretary). NL One stated in its filing that it had “no operations” and its balance sheet reflected zero assets. See the definition of shell company in Rule 12b-2 of the Exchange Act.

COMPANY RESPONSE:

Jeffrey DeNunzio and Paul Moody advised the Company of the following:

NL One Corp. (“NL One”) previously received the following comment from Commission staff with respect to NL One’s filing of an amendment to its Registration Statement on Form S-1 on October 15, 2014:

“…We note your disclosure on page 2 indicating that presently you are not conducting business operations. Accordingly, please tell us whether you are a “blank check company” within the meaning of Rule 419.”

In response to the above comment NL One responded with the following on November 20, 2014:

“The Company has a very specific business purpose and bona fide plan of operations which involves the planned development of our provisional patent applications and our desire to acquire new patents. Our provisional patent applications have intangible value and help us to strategically begin the patenting process, as they allow us to affordably secure an initial disclosure date while we explore the potential of the concept and or compile a more substantive patent application. We are not a blank check registrant, as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. The fact that resources are limited does not change the fact that the Company has a specific business plan that it is attempting to implement. We have begun business operations although limited by filing the provisional patent applications as evidenced in Exhibits 99.1 and 99.2 to the registration statement. We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.”

Commission staff did not issue any additional comments, or request disclosure of, NL One’s shell status. Further, based on the information provided by Jeffrey DeNunzio and Paul Moody, at the time, NL One did not consider itself to be a shell company.

Based on the above response made by NL One to the Commission on November 20, 2014, Jeffrey DeNunzio and Paul Moody have expressed to the Company’s current management that they maintain their view that as of November 20, 2014, NL One was not a blank check shell or a shell company given the provisional patent applications had intangible value (assets) and were filed to allow NL One to begin the patenting process. It should be noted that the Company’s current officers and directors have, and have had, no affiliation of any kind with NL One.

Additionally, Jeffrey DeNunzio informed us that he inadvertently forgot to include certain blank check company experience. The table on page 10 of Amendment 2 has been revised to include this missing item, which we also included below:

Name	Relationship with Issuer	Filing Date Registration Statement (Form 10-12G)	Business Combination(s)	Date of Business Combination(s)	Consideration Paid
Toa Carbon Fiber, Inc., formerly known as Wealth Acquisition, Inc., a Delaware Company	Former Sole Officer, Director, and controlling shareholder.	8/22/13	Share Exchange Agreement was executed between Mr. Jeffrey DeNunzio and Hajime Abe	7/6/2014	$31,900

Description of Registrant’s Securities to be Registered, page 13

3.	We note your response to prior comment 4; however, the exclusive forum provision is still not disclosed in your filing. In this section of the filing, please describe the exclusive forum provision and clarify, as you state in your response to comment 4, that the exclusive forum provision does not apply to claims arising under the Securities Act or the Exchange Act.

COMPANY RESPONSE:

We have added the following disclosure in Amendment 2 (see page 13):

“Exclusive Forum Provision

Our Bylaws include a provision related to the exclusive forum for certain types of actions. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for suits brought to enforce any duty or liability created by the Exchange Act, as amended, or the Securities Act, and the respective rules and regulations thereunder.”

If Staff should have any questions or comments regarding this response or Amendment 2, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

QUICK START HOLDINGS, INC.

/s/ Nirajkumar Patel

Nirajkumar Patel

Chief Executive Officer